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                          CONTINAN COMMUNICATIONS, INC.
                          11 E. 44TH STREET, 19TH FLOOR
                            NEW YORK, NEW YORK 10017


January 30, 2009


U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010

Attn: Tracie Towner

         In re: Continan Communications, Inc., File No. 0-49648

Gentlemen:

This is in response to your letter of September 9, 2008 regarding Form 10-KSB for the fiscal year ended December 31, 2007. The responses, if acceptable, will be added to an Amendment to Form 10-KSB, and, as necessary, Forms 10-Q for the subsequent periods.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
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Controls and Procedures, page 26
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1. The referenced sentence will be changed to "There were no changes in the
Company's internal control over financial reporting since its most recent evaluation."

Controls and Procedures, page 27
--------------------------------

2. The perceived weakness in the controls and procedures was the lack of segregation of duties, for which the only realistic remedy, as the Company noted, was monitoring. Accordingly, the Company engaged an accounting firm to perform quarterly accounting and the preparation of disclosures for filing with the SEC. The filing will be amended to state this action which was taken.

Financial Statements
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Audit Report, page 40
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3. A corrected Audit Report will be added to the amendment when filed.

Statements of Operations, page 43
---------------------------------

4.This is due to an error in formatting the financial statements. The individual line items did not properly flow to the cumulative totals for presentation purposes. However, these amounts were properly reflected in the cumulative expense total. This will be corrected in the amendment when filed.

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Securities and Exchange Commission
January 30, 2009
Page 2


Statements of Stockholders' Equity, page 44
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5.This was an oversight in preparing the report. The table used was copied from a prior report where the adjustments (restated balance) had been properly disclosed. This will be corrected in the amendment when filed by removing the reference to "restated".

Statement of Cash Flows, page 47
--------------------------------

6. The correct accumulated deficit is $8,050,147, as reflected on the balance sheet and the Consolidated Statements of Operations and the Consolidated Statement of Stockholders' Equity. The incorrect total of $8,043,297 appears in the Consolidated Statements of Cash Flows. That number will be corrected to $8,050,147 in the amended filing.

7. The correct loss on settlement of debt for December 31, 2007 as included in the "Inception to December 31, 2007" column should be $134,407 instead of $127,557. This difference is still the $6,850 covered in 6 above which nets out to zero.

Note 14 - Subsequent Developments, page 65
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8. The Company did not have any segments and the assets sold comprised all of the Company's operating assets. However, to conform with proper presentation, the Forms 10-Q for the quarters ended June 30, 2008 and September 30, 2008 will be revised.


The Company acknowledges:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filings;
2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
Continan Communications, Inc.


/s/ Richard C. Fox
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By: Richard C. Fox, Authorized Signatory